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                          April 8, 2021

       Anthony Maretic
       Chief Financial Officer, Treasurer and Secretary
       City Office REIT, Inc.
       666 Burrard Street, Suite 321
       Vancouver, British Columbia, V6C 2X8

                                                        Re: City Office REIT,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 1, 2021
                                                            File No. 333-254966

       Dear Mr. Maretic:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ronald
(Ron) E. Alper at 202-551-3329 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              James V. Davidson